NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Duke Energy

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Duke Energy [NYSE:DUK]: Vote FOR Item 4, Shareholder Proposal Regarding Independent Board Chair is Warranted Due to the Company’s Costly Failure to Adopt a Meaningful Decarbonization Plan and the Lack of Qualified Independent Leadership under the Current Board Structure

In this time of unprecedented transformation in the electric utility industry, the long-term prospects of Duke Energy (“Duke”) depend on robust independent oversight of management. The narrow experience and over-long tenure of the Lead Independent Director and the company’s failure to recruit directors with renewable energy experience demonstrate that the board lacks the needed oversight capacity. At the May 7, 2020 annual general meeting, Duke shareholders should vote for a proposal that would enhance oversight through independent board leadership.1

We recommend that shareholders support the proposal for an independent chair (Item 4):

●	More robust board oversight is needed at Duke because it has not planned adequately for the energy transition, including for its own stated goal of achieving net-zero emissions by 2050, exposing Duke to major financial, regulatory and reputational risks and failing to capitalize on opportunities presented by the shift away from fossil fuels.
●	This failure of stewardship has occurred on Lead Independent Director Michael Browning’s watch; Browning’s skills and experience are poorly suited to the Lead Independent Director role at this time of rapid industry change, and his excessive tenure—he has served as a director of Duke or predecessor companies for 30 years, rather than the 14 years claimed more recently by Duke—may undermine his ability to challenge management and promote a long-term perspective.

Context: Deep Decarbonization Poses Unprecedented Challenges and Opportunities to the Electric Power Sector

According to the Intergovernmental Panel on Climate Change, global decarbonization of electricity generation is central to achieving net-zero carbon emissions economy-wide by 2050, and is a robust feature of both 1.5°C and 2°C pathways.2 Eliminating the power sector’s 28% contribution to U.S. greenhouse gas emissions3 is essential to achieving decarbonization economy-wide. Decarbonization of electric generation will unlock a major growth opportunity for electric utilities able to provide zero-carbon energy to meet heating, industrial and transport power demand.4

Failure to decarbonize creates a major stranded asset risk, particularly given the falling costs of clean energy. A 2019 study by the Rocky Mountain Institute calculates that 70% of the estimated $90 billion in current planned U.S. investment in gas-fired power plants could be rendered uneconomic by 2035.5 If built, RMI concluded, “owners of these gas assets will face tens of billions of dollars of stranded costs” and customers will face $29 billion in excess electric bills which could have been avoided if utilities instead had invested in renewables, storage and energy savings.6

Duke Energy Undermines its Net-Zero Target with Planned Fossil Fuel Investments, Exacerbating Risks to Long-Term Shareholders

Duke is the largest US investor-owned electric utility by generation.7 It provides electric power to 7.3 million customers in North Carolina, South Carolina, Florida, Indiana, Ohio and Kentucky. The company reported 105 million metric tons of CO2 emissions in 2018, 6% of the total for the entire U.S. power sector.8 In September 2019, Duke Energy announced new emissions goals: net-zero by 2050 and reduction of emissions by 50% from 2005 levels by 2030. However, Duke has neither provided details on its plan to achieve this goal nor announced a timetable for significant reductions in its reliance on fossil fuels. The company’s most recent sustainability report, issued prior to the net-zero announcement, projected that the company would reduce its reliance on fossil fuels to generate electricity only slightly over the next decade, from 63% in 2018 to 56% 2030.9

Unless Duke alters this go-slow, fossil fuel-intensive approach, the company will fall far short of meeting its stated goal, according to a study titled Investing in Failure by expert analysts at Synapse Energy Economics (“Synapse Study”).[10] The study, commissioned by Majority Action, reviewed published capital expenditure and plant retirement plans, including long range Integrated Resource Plans (IRPs).

Synapse found that the company’s current investment and IRPs for the next 20 years rely primarily on gradually shifting from coal to natural gas[11] (See Figure 5) and, as a result, will fail to reduce emissions at the pace needed to decarbonize by 2050.[12] (See Figure 6) Contrary to statements on their “websites, in television ads, and in glossy shareholder reports and pamphlets,” Duke and other companies reviewed in the Synapse Study will fail to “meet their 2050 greenhouse gas reduction goals under their current resource plans,” the study concluded.[13]

Duke plans to retire only 8% of its current coal capacity of 18,367 MW by 2025, and will retain 61% until 2030 or beyond, the Synapse Study reported.14 However, financial analysts at Morgan Stanley estimate that 90% of the company’s coal capacity will become financially “at risk” by 2024.15An analysis by the Carbon Tracker Initiative further states that coal fired plants for which Duke has failed to set a retirement date may present a stranded asset risk of $6 billion.16 When assets are stranded, ratepayers or shareholders would continue to pay for them without receiving any economic benefit from them.17

Morgan Stanley argues that Duke could turn this stranded asset risk into a major “capex opportunity,” growing its rate base by $16.8 billion if it accelerates replacement of coal plants with solar and wind capacity. However, Morgan Stanley includes this upside only in their most optimistic earnings scenario for Duke, because “the company has exhibited a slower than average pace in its decarbonization strategy.”18 The Synapse Study says the company plans to add 14,988MW in gas capacity from 2020 to 2034, which represents 81% of Duke’s current coal capacity.19 Thus instead of embracing the opportunities to leapfrog from coal into zero-carbon generation, Duke’s investments would lock in millions of tons of CO2 emissions and undermine its likelihood of reaching its decarbonization target (as shown in Figure 6 above).

The board’s argument against the independent board chair proposal rests heavily on the qualifications of Independent Lead Director and Governance Committee Chair, Michael Browning. However, the Duke proxy statement omits, and in some cases mis-states, key facts that call into question his qualifications for leadership.

Duke’s statement opposing the resolution states that “The Board has a strong Independent Lead Director in order to independently oversee management, rendering a separate Chair unnecessary.” It further states that the board determined in 2016 that “Mr. Browning was in the best position to serve as the Board’s Independent Lead Director.” It sets forth a long list of responsibilities assigned to Browning.20

Browning is the founder and current chairman of a closely held Indiana real estate firm, Browning Consolidated, LLC. A review of past Duke proxy statements and other public documents raises four serious concerns about his capacity to “independently oversee management":

1) Overlong tenure (30 years) as a Director of Duke and its predecessors, a fact obscured by a 2015 revision of his proxy statement biography.  Browning’s board service with “Duke Energy or its predecessor companies” began in 1990, according to proxy statements issued in 2014 and prior years,21 and, as of March 30, 2020, his own LinkedIn profile.22 However, since 2015 a revised proxy biography has asserted that Browning’s board service began in 2006.23 Under the company’s own Principles of Corporate Governance regarding age and length of tenure, Browning should have retired from the Board in 2018 or 2019, based on age and of length of service, respectively.24

According to ISS Governance QualityScore, “an excessive tenure is considered to potentially compromise a director’s independence.”25 Institutional investor CalPERS’ Governance & Sustainability Principles state that “We believe director independence can be compromised at 12 years of service – in these situations a company should carry out rigorous evaluations to either classify the director as non-independent or provide a detailed annual explanation of why the director can continue to be classified as independent.”26 We are concerned that Browning’s long tenure may compromise his objectivity and willingness to challenge management.

2) No executive experience outside his eponymous privately held real estate development construction and management company,27 Browning Consolidated LLC, and its predecessors.28

3) Lack of significant publicly traded board experience. Browning’s 2020 proxy statement biography and previous proxy statement biographies dating back to 2010 list past service on three other boards: Standard Management Corporation (SMC), Conseco, Inc. and Indiana Financial Corporation (IFC). Available public records show the following about these three Indiana-based businesses:

●	Browning’s service on the SMC board ended prior to the company’s 2007 shareholder meeting.[29] The company’s stock was traded on OTC link.[30]

●	A 1998 press release identified Conseco as a board on which he had “previously served.”[31] Conseco, a publicly traded insurance and finance company, declared bankruptcy in 2002.[32]
●	State corporate records show that the Indiana Finance Corporation was dissolved in 1987.[33]

Thus, Browning has not served on another publicly traded company’s board for 13 years.

4) Few skills relevant to service on the Duke board, according to the company’s director “Skills Matrix,” which says he has experience relevant to his board service in only two of eight listed areas--customer service and risk management. Particularly concerning in a utility company’s Lead Independent Director is Browning’s lack of reported skills in three areas critical to the net-zero transition: environmental experience, “industry experience [which] is important in understanding the unique technical, regulatory and financial aspects of the utility industry,” and “regulatory/government experience [which] is important in understanding the regulated nature of the utility industry.” The skills matrix says that eleven of the 12 other directors have experience in at least one of these areas.34

Duke’s board lacks directors with the renewable energy experience needed to oversee a transition to net-zero emissions.

Duke’s 2020 proxy statement asserts that nine of the company’s 13 directors have “environmental experience,” which Duke characterizes as “important to assess Duke’s environmental compliance obligations and operations.”35 Only one of the nine has proxy-reported experience which might include some renewable energy experience. She is Anne K. Clayton, who joined the board in 2019. Clayton is President and CEO for North American Operations at Schneider Electric, SA, which provides goods and services across the energy sector.36 However, her proxy biography lists no renewable energy experience. By way of comparison, proxy biographies37 specifically list two independent directors whose skills and qualifications include extensive experience with nuclear energy38and one with “in-depth knowledge of the natural gas industry.”39

Conclusion

As shown above, Duke has neither adopted the strategies nor done the planning required to meet its net-zero target. The company’s board lacks the independent leadership and renewable energy experience needed to steer a new course. Given these concerns, investors should support the proposal for an independent chair (item 4).

FOOTNOTES

1 Duke Energy 2020 Proxy Statement, at 70, available at https://www.sec.gov/Archives/edgar/data/1326160/000104746920001812/a2240669zdef14a.htm#h14

2 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, Chapter 2, at112, 129-130, available at https://www.ipcc.ch/site/assets/uploads/sites/2/2019/05/SR15_Chapter2_Low_Res.pdf

3 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions

4 See Jesse D. Jenkins and Samuel Thernstrom, “Deep Decarbonization of the electric power sector: Insights from recent literature,” Mar. 2017, at 1 (“Deep Decarbonization”), available at https://www.innovationreform.org/wp-content/uploads/2018/02/EIRP-Deep-Decarb-Lit-Review-Jenkins-Thernstrom-March-2017.pdf.

5 https://www.utilitydive.com/news/renewables-storage-poised-to-undercut-natural-gas-prices-increase-strande/562674/

6 Rocky Mountain Institute, “A Bridge Backward? The financial risks of the ‘rush to gas’ in the U.S. power sector,” at 2 available at https://rmi.org/wp-content/uploads/2019/09/clean-energy-portfolio-two-pager.pdf.

7 https://www.mjbradley.com/content/emissions-benchmarking-generation-charts, “Company Generation Trends (2008-2017)

8 Synapse Energy Economics Inc, “Investing in Failure,” Prepared for Majority Action, March 9, 2020, at 3-4 (“Synapse Study”), available at https://www.majorityaction.us/investing-in-failure.

9 https://sustainabilityreport.duke-energy.com/, at 29.

10 Synapse Study, at iv, vii, 13.

11 Synapse Study, at vii.

12 Synapse Study, at iv, vii

13 Synapse Study, at iii.

14 Synapse Study, at 13.

15 Morgan Stanley, “The Second Wave of Clean Energy - Part II: Who Can Ride the Wave?” Jan 29, 2020, at 23 (“MS Second Wave”).

16 https://companyprofiles.carbontracker.org/ (select Duke Energy from dropdown menu).

17 Synapse Study, at iv.

18 MS Second Wave, at 23.

19 Synapse Study, at 22.

20 Duke Energy 2020 Proxy Statement, at 71.

21 Duke Energy 2013 and 2014 Proxy Statements, at 16.

22 https://www.linkedin.com/in/michaelgbrowning/, accessed March 30, 2020.

23 Duke Energy 2015 Proxy Statement, at 12.

24 For further details, see Majority Action’s 2019 exempt solicitation regarding shareholder proposals on Oversight of Political and Lobbying Activity, available at https://www.sec.gov/Archives/edgar/data/1326160/000138713119002578/mja-px14a6g_040919.htm

25 https://www.issgovernance.com/file/products/qualityscore-techdoc.pdf

26 https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf, 19.

27 https://www.browninginvestments.com/about/company-overview/

28 Duke Energy 2020 Proxy Statement, at 10.

29 See SMC 2005 Special Meeting Proxy Statement at https://www.sec.gov/Archives/edgar/data/853971/000095014405003684/g94230ddefm14a.htm and SMC 2007 Proxy Statement at https://sec.report/Document/0000950144-07-007275/

30 https://www.sec.gov/litigation/admin/2013/34-70616.pdf

31 “American Real Estate Investment Corporation Enters Indianapolis Market With 1.4 Million SF Portfolio Purchase Together With 491 Acre Airtech Park Joint Venture,” PR News Wire, December 7, 1998 (accessed via Lexis-Nexis).

32 https://www.theguardian.com/world/2002/dec/18/usa

33 https://opencorporates.com/companies/us_in/194193-141

34 Duke Energy 2020 Proxy Statement, at 5.

35 Duke Energy 2019 Proxy Statement, at 5.

36 https://www.se.com/us/en/about-us/company-profile/

37 Duke Energy 2020 Proxy Statement, at 10-16.

38 John T. Herron and William E. Webster, Jr.

39 Thomas E. Skains

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